EXHIBIT 77C
FLAHERTY & CRUMRINE PREFERRED SECURITIES INCOME FUND
INCORPORATED
(the "Fund")
Meeting of Shareholders
On April 21, 2015, the Fund held its Annual Meeting of
Shareholders for the purpose of electing Directors of the Fund. The proposal was approved by the Fund's shareholders and the results of the voting are as follows:

     Name              For           Withheld

     Morgan Gust     37,756,577     966,342

     Karen H. Hogan   37,926,875     796,044

Donald F. Crumrine, David Gale and Robert F. Wulf continue to serve in their capacities as Directors of the Fund.